Exhibit 99.1

Draganfly to Participate in ElevateUAV, Providing Specialized Training on Advanced Drone Platforms

Draganfly’s hands-on training at ElevateUAV underscores its commitment to empowering operators with cutting-edge skills to advance UAV applications in critical sectors.

Miami, FL, November 7, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning leader in drone solutions and systems, announces its participation in the upcoming ElevateUAV event, scheduled for November 12-14, 2024, at the FIU Kovens Conference Center in Miami, Florida.

Hosted by Drone Nerds, ElevateUAV 2024 offers a three-day education program, live flight demonstrations, and networking with industry innovators who are propelling advancements in UAV technology. Attendees will have the opportunity to engage with leading technology providers and explore the latest trends in drone automation and integration.

Draganfly will deliver hands-on training to Drone Nerds’ operators, focusing on two flagship platforms: the Flex FPV and the Commander 3XL. These sessions aim to equip operators with the skills needed to maximize the potential of Draganfly’s platforms in real-world applications.

The Flex FPV is known for its adaptability and precise performance in complex environments, while the Commander 3XL stands out with its modular design and a 23-pound payload capacity, making it ideal for high-demand operations such as search and rescue, emergency response, and tactical missions.

“We’re excited to be part of ElevateUAV, sharing our technology and expertise with key players in public safety and emergency response,” said Cameron Chell, CEO of Draganfly. “Our partnership with Drone Nerds is about empowering their operators to fully leverage our platforms, driving impactful change across the industry.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

The Flex FPV is known for its adaptability and precise performance in complex environments, while the Commander 3XL stands out with its modular design and a 23-pound payload capacity, making it ideal for high-demand operations such as search and rescue, emergency response, and tactical missions.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in ElevateUAV as well as statements regarding the Flex FPV’s adaptability and precise performance in complex environments and the C3XL’s performance related to high-demand operations such as search and rescue, emergency response, and tactical missions. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.